

Galiano Tiramani · 2nd

Working with Boxabl.com to revolutionize building construction.

Las Vegas, Nevada Area · 500+ connections · **Contact info**

Boxabl

Sacred Heart Univer

Featured

Had a great show at IBS 2020! Time to pack up and go home....



Packing Up at IBS 2020
youtube.com

 35 · 3 Comments

Going big this year with a two story Boxabl at Builders Show in Las Vegas....



   163 · 23 Comments

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Experience



Business Development Manager

Boxabl

2017 – Present · 3 yrs

Las Vegas, Nevada Area

Standardizing building manufacturing for mass production.

Founder at CoinHub

CoinHub

2014 – Present · 6 yrs

OTC trading desk and crypto ATM network

Education



Sacred Heart University

Bachelor of Business Administration (BBA), International Business

2008 – 2013

Skills & Endorsements

Customer Service · 13

George Kelley and 12 connections have given endorsements for this skill

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Project Planning · 10

George Kelley and 9 connections have given endorsements for this skill

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Project Management · 9

George Kelley and 8 connections have given endorsements for this skill

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